UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities and Exchange Act of 1934
(Amendment No.__)

LABRANCHE & CO. INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

505447102

(CUSIP Number)

December 31, 2009

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Torray LLC N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,390,004
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,474,102
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.68%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert E. Torray N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,592,074
	6	SHARED VOTING POWER 2,390,004
	7	SOLE DISPOSITIVE POWER 2,592,074
	8	SHARED DISPOSITIVE POWER 2,474,102
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,066,176
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.58%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) IN, HC

Item 1(a).	Name of Issuer: LaBranche & Co Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 33 Whitehall Street New York, New York 10004
Item 2(a).	Name of Person(s) Filing: (i) Torray LLC (“Torray LLC”) (ii) Robert E. Torray (“Torray”)
Item 2(b).	Address of Principal Business Office or, if None, Residence: 7501 Wisconsin Avenue Suite 1100 Bethesda, MD 20814
Item 2(c).	Citizenship: Torray LLC: Maryland Torray: United States
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 505447102
Item 3.
If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)    [  ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   [  ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    [  ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   [  ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)    [X]    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    [  ]     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   [X]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)   [  ]     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [  ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [  ]     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item I.
	(a)	Amount beneficially owned
(i) Torray LLC: 2,474,102
(ii) Torray: 5,066,176
	(b)	Percent of class:
(i) Torray LLC: 4.68%
(ii) Torray: 9.58%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(i) Torray LLC: 2,390,004
(ii) Torray: 2,592,074
(ii) Shared power to vote or to direct the vote: 0
(i) Torray LLC: 0
(ii) Torray: 2,390,004
(iii) Sole power to dispose or to direct the disposition of:
(i) Torray LLC: 2,474,102
(ii) Torray: 2,592,074
(iv) Shared power to dispose or to direct the disposition of
(i) Torray LLC: 0
(ii) Torray: 2,474,102

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8.	Identification and Classification of Members of the Group: Not Applicable.
Item 9.	Notice of Dissolution of Group: Not Applicable.
Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing  below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORRAY LLC
Date: February 16, 2010	By:	/s/ William Lane
William Lane
Executive Vice President

ROBERT E. TORRAY
Date: February 16, 2010	By:	/s/ Robert E. Torray
Robert E. Torray

EXHIBIT 1

JOINT FILING AGREEMENT AMONG TORRAY LLC AND

ROBERT E. TORRAY

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more  persons  are  required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

TORRAY LLC AND ROBERT E. TORRAY hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G  relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

TORRAY LLC
Date: February 16, 2010	By:	/s/ William Lane
William Lane
Executive Vice President

ROBERT E. TORRAY
Date: February 16, 2010	By:	/s/ Robert E. Torray
Robert E. Torray